Exhibit 4.11

GLASS HOUSE BRANDS INC.

645 Laguna Road, Camarillo, California, 93012

AMENDMENT TO THE MANAGEMENT INFORMATION CIRCULAR

JUNE 11, 2026

This amendment (this "Amendment") amends the management information circular (the "Circular") of Glass House Brands Inc. (the "Company"), dated May 6, 2026 and filed on SEDAR+ on May 19, 2026, for the annual meeting of shareholders to be held at 11:00 a.m. (Pacific Time) on June 18, 2026 at 645 Laguna Road, Camarillo, California, 93012.

Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Circular.

PURPOSE

The purpose of this Amendment is to add disclosure to the section of the Circular headed "Statement of Executive Compensation" to reflect the grant of certain performance-based equity awards during the year ended December 31, 2025, as described in the Company's management information circular dated May 15, 2025. For this purpose, the Circular is hereby amended as set forth below.

AMENDMENTS

1.	The table appearing under the heading "Statement of Executive Compensation — Summary Compensation Table" shall be amended as shown below, where underlined text represents an addition and strike-through text represents a deletion:

2.	The table appearing under the heading "Statement of Executive Compensation — Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards" shall be amended as shown below, where underlined text represents an addition and strike-through text represents a deletion:

3.	A new section entitled "Market-Based Performance Awards" shall be added immediately after the section entitled "Statement of Executive Compensation — Incentive Plan Awards – Value Vested or Earned During the Year" as follows:

"Market-Based Performance Awards

On May 15, 2025, the Company granted an aggregate of 3,000,000 performance-based RSUs (the "Performance Awards"), each with one underlying Equity Share, to Kyle Kazan, the Chairman and Chief Executive Officer, Graham Farrar, the President, Mark Vendetti, the Chief Financial Officer, Hilal Tabsh, the Chief Revenue Officer, and Benjamin Vega, the General Counsel and Corporate Secretary, all of whom are NEOs.

The Equity Shares subject to the Performance Awards must meet both time-based and performance-based vesting requirements. The time-based vesting occurs on the third anniversary of the grant date and requires the recipient to remain in the eligible service of the Company through that time, subject to certain provisions relating to disability, death or change of control. The performance-based vesting can be achieved at any time within a five-year performance period.

The following table indicates, for each of the Company's NEOs, all market-based performance awards outstanding as of December 31, 2025.

Name and Principal Position	Unvested Performance Awards (#)	Market Value of Unvested Performance Awards ($)(1)	Vested Performance Awards (#)	Market Value of Vested Performance Awards ($)
Kyle Kazan Chairman, CEO and Director	750,000	$1,507,500	–	–

Graham Farrar President and Director	600,000	$1,206,000	–	–

Mark Vendetti CFO	570,000	$1,145,700	–	–

Hilal Tabsh Chief Revenue Officer	540,000	$1,085,400	–	–

Benjamin Vega General Counsel and Corporate Secretary	540,000	$1,085,400	–	–

Notes:

(1)	Value of unvested performance awards was calculated as of December 31, 2025 using a Monte-Carlo simulation as described in Note 14 to the Annual Financial Statements."

CIRCULAR OTHERWISE UNCHANGED

The Circular remains in full force and effect and, except as set forth under the heading "Amendments" above, is unchanged by this Amendment.